CUSIP No. 29255U104
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         Encompass Services Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    29255U104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Mr. Andrew Africk
                         c/o Apollo Management IV, L.P.
                           1301 Avenue of the Americas
                            New York, New York 10019
                                 (212) 515-3200

                                 with copies to:

  Michael D. Weiner, Esq.                   John M. Scott, Esq.
  Apollo Management IV, L.P.                O'Sullivan LLP
  1999 Avenue of the Stars, Suite 1900      30 Rockefeller Plaza, 24th Floor
  Los Angeles, CA 90067                     New York, NY 10112
  (310) 201-4100                            (212) 408-2400

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 27, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7 for other parties to whom copies of this statement are to be sent.

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 29255U104
--------------------------------------------------------------------------------
   1.   Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Apollo Investment Fund IV, L.P.
--------------------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)
--------------------------------------------------------------------------------
   3.   SEC Use Only

--------------------------------------------------------------------------------
   4.   Source of Funds (See Instructions)    OO

--------------------------------------------------------------------------------
   5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
`       Items 2(d) or 2(e)
--------------------------------------------------------------------------------
   6.   Citizenship or Place of Organization   Delaware
------------------------------------------------------ -------------------------
                           7.  Sole Voting Power
                                                  82,135,005 shares of Common
  Number of Shares                                Stock (maximum projected)/1/
  Beneficially Owned    -------------------------------------------------------
  by Each Reporting        8.  Shared Voting Power 86,611,805 shares of Common
  Person With                                      Stock (maximum projected)/1/
                        -------------------------------------------------------
                           9.  Sole Dispositive Power   82,135,005 shares of
                                                        Common Stock (maximum
                                                        projected)/1/
                         -------------------------------------------------------
                          10.  Shared Dispositive Power  86,611,805 shares of
                                                         Common Stock
                                                         (maximum projected)/1/
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person
        86,611,805 shares of Common Stock (maximum projected)/1/
--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)
        57.4% (maximum projected)/2/
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------

_______________________

/1/ The actual number of shares purchased will depend on the price at which shares of Common Stock are offered in the Rights Offering. The Reporting Persons will file one or more amendments to this Schedule 13D to reflect the actual number of shares purchased when such information is known.

/2/ The actual percentage will depend on the price which shares of Common Stock are offered in the Rights Offering and the extent to which other stockholders participate in the Rights Offering. The above percentage would also increase as the result of any antidilution adjustment to the conversion ratio of the Reporting Persons' shares of 7.25% Participating Preferred Stock resulting from purchases of Common Stock in the Rights Offering by stockholders other than the Reporting Persons.

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 29255U104
--------------------------------------------------------------------------------
   1.   Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Apollo Overseas Partners IV, L.P.
--------------------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)
--------------------------------------------------------------------------------
   3.   SEC Use Only
--------------------------------------------------------------------------------
   4.   Source of Funds (See Instructions)    OO
--------------------------------------------------------------------------------
   5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
        Items 2(d) or 2(e)
--------------------------------------------------------------------------------
   6.   Citizenship or Place of Organization      Delaware
--------------------------------------------------------------------------------

                        7. Sole Voting Power     4,476,801 shares of Common
  Number of Shares                               Stock (maximum projected)/3/
  Beneficially Owned  ----------------------------------------------------------
  by Each Reporting     8. Shared Voting Power   86,611,805 shares of Common
  Person With                                    Stock (maximum projected)/3/
                      ----------------------------------------------------------
                        9. Sole Dispositive Power 4,476,801 shares of Common
                                                  Stock (maximum projected)/3/
                      ----------------------------------------------------------
                       10. Shared Dispositive Power 86,611,805 shares of Common
                           Stock (maximum projected)/3/
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person
                                     86,611,805 shares of Common Stock (maximum
                                     projected)/3/
--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)
        57.4% (maximum projected)/4/
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------

_______________________________

/3/ see footnote 1.

/4/ see footnote 2.

          Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 29255U104
--------------------------------------------------------------------------------
   1.      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           Apollo Advisors IV, L.P.
--------------------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)    [X]

           (b)
--------------------------------------------------------------------------------
   3.      SEC Use Only
--------------------------------------------------------------------------------
   4.      Source of Funds (See Instructions)    OO
--------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
   6.      Citizenship or Place of Organization   Delaware
--------------------------------------------------------------------------------
                            Sole Voting Power    0 shares of Common Stock
  Number of Shares      7.                         (maximum projected)/5/
  Beneficially Owned  ----------------------------------------------------------
  by Each Reporting     8.  Shared Voting Power  86,611,805 shares of Common
  Person With                                    Stock (maximum projected)/5/
                      ----------------------------------------------------------
                        9.  Sole Dispositive Power  0 shares of Common
                                                    Stock (maximum projected)/5/
                      ----------------------------------------------------------
                       10.  Shared Dispositive Power  86,611,805 shares of
                                                      Common Stock (maximum
                                                      projected/5/
--------------------------------------------------------------------------------
11.        Aggregate Amount Beneficially Owned by Each Reporting Person
                                    86,611,805 shares of Common Stock (maximum
                                    projected)/5/
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.        Percent of Class Represented by Amount in Row (11)
                                    57.4% (maximum projected)/6/
--------------------------------------------------------------------------------
14.        Type of Reporting Person (See Instructions)

           PN
--------------------------------------------------------------------------------

____________________________

/5/ see footnote 1.

/6/ see footnote 2.

          Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 29255U104
--------------------------------------------------------------------------------
   1.      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           Apollo Management IV, L.P.
--------------------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group (See Instructions)
--------------------------------------------------------------------------------
           (a)    [X]

           (b)
--------------------------------------------------------------------------------
   3.      SEC Use Only
--------------------------------------------------------------------------------
   4.      Source of Funds (See Instructions)    OO
--------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
   6.      Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------
                           7.  Sole Voting Power   0 shares of Common Stock
                                (maximum projected)/7/
  Number of Shares      --------------------------------------------------------
  Beneficially Owned       8.  Shared Voting Power 86,611,805 shares of Common
  by Each Reporting                                Stock (maximum projected)/7/
  Person With           --------------------------------------------------------
                           9.  Sole Dispositive Power  0 shares of Common Stock
                                                       (maximum projected)/7/
                        --------------------------------------------------------
                          10.  Shared Dispositive Power  86,611,805 shares of
                                                         Common Stock (maximum
                                                         projected)/7/
--------------------------------------------------------------------------------
11.        Aggregate Amount Beneficially Owned by Each Reporting Person
                                    86,611,805 shares of Common Stock (maximum
                                    projected)/7/
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.        Percent of Class Represented by Amount in Row (11)
                                                    57.4% (maximum projected)/8/
--------------------------------------------------------------------------------
14.        Type of Reporting Person (See Instructions)

         PN
--------------------------------------------------------------------------------

/7/ see footnote 1.

/8/ see footnote 2.

          Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 29255U104

         This Amendment No. 1 amends and supplements the following Items of the Statement on Schedule 13(d) (the "Schedule 13D") of Boss II, LLC, Apollo Investment Fund IV, L.P. ("AIF IV"), Apollo Overseas Partners IV, L.P. ("AOP IV"), Apollo Advisors IV, L.P. and Apollo Management IV, L.P. (collectively, the "Reporting Persons") originally filed on March 3, 2000 with the Securities Exchange Commission with respect to shares of 7.25% Convertible Participating Preferred Stock of Encompass Services Corporation (the "Issuer"), par value $0.001 per share (the "7.25% Participating Preferred Stock") and Common Stock of the Issuer, par value $0.001 per share (the "Common Stock"). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

                  Preliminary Note: The information contained in this Schedule 13D has been amended to reflect, among other things, the commitment by the Reporting Persons to purchase $35 million of Common Stock of the Issuer in connection with a planned $50 million rights offering to all stockholders of the Issuer. To the extent that the Rights Offering is fully subscribed by the Issuer's stockholders, the Reporting Persons will satisfy the balance of their commitment (approximately $22.5 million) through the purchase of additional shares (the "Additional Purchase") of Series C Participating Preferred Stock (described more fully below), and the aggregate value of voting securities sold in the Rights Offering (including the Additional Purchase) would be approximately $72.5 million.

                  The Reporting Persons' beneficial interest and voting power in the Issuer immediately following the consummation of the Rights Offering may range from approximately 38% to approximately 57%, depending on the price which shares of Common Stock are offered in the Rights Offering and the extent to which other stockholders participate in the Rights Offering and before giving effect to any antidilution adjustment to the conversion ratio of the Reporting Persons' shares of 7.25% Participating Preferred Stock resulting from purchases of Common Stock in the Rights Offering by stockholders other than the Reporting Persons. The Reporting Persons will file one or more amendments to this Schedule 13D to reflect the actual incremental increase in the Reporting Persons' beneficial ownership and voting power in the Rights Offering (including, if applicable, the Additional Purchase) when such information is known. As described more fully in the Securities Purchase Agreement attached as Exhibit 5 hereto, the Reporting Persons' respective obligations to complete the proposed purchase are subject to various conditions, including the approval by at least a majority of the Issuers' stockholders of the proposed transactions with the Reporting Persons and approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act").

ITEM 1.  SECURITIES AND ISSUER.

Item 1 is hereby amended and restated as follows:

         This statement relates to the 7.25% Convertible Participating Preferred Stock, par value $0.001 per share (the "7.25% Participating Preferred Stock"), the Series C Convertible Participating Preferred Stock, par value $0.001 per share (the "Series C Participating Preferred Stock") and the Common Stock, par value $0.001 per share (the "Common Stock") of Encompass Services Corporation, a Texas corporation (the "Issuer"). The Issuer is the successor to Group Maintenance America Corp., which changed its name to "Encompass Services

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CUSIP No. 29255U104

Corporation" on February 22, 2000. The address of the principal executive office of the Issuer is 3 Greenway Plaza, Suite 2000, Houston, Texas 77046.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended and supplemented as follows:

         On June 27, 2002, AIF IV and AOP IV (the "Apollo Purchasers") entered into an agreement with the Issuer (the "Securities Purchase Agreement") pursuant to which the Apollo Purchasers agreed, subject to various conditions precedent set forth in the Securities Purchase Agreement, including approval under the HSR Act, to purchase $35 million of Common Stock (or, if there is insufficient authorized Common Stock available for such purchase, Series C Participating Preferred Stock) at a price per share of Common Stock (or share of Common Stock into which the Series C Participating Preferred Stock is convertible) equal to the Subscription Price (as defined below). Such purchase will be made through the exercise of the Apollo Purchasers' Basic Subscription Privileges (as defined herein), the exercise of the Apollo Purchasers' Oversubscription Privileges (as defined herein) and, if necessary to fulfill its commitment to purchase $35 million of Common Stock (or Series C Participating Preferred Stock), the Additional Purchase. The "Subscription Price" means an amount equal to the average of the closing prices of the Common Stock on the New York Stock Exchange over the ten (10) consecutive trading day period beginning on July 1, 2002; provided that such price per share will be no more than $0.70 and no less than $0.55. The purchases are to be financed with cash on hand from contributions of partners of each of AIF IV and AOP IV, respectively. All such contributions are in the ordinary course and pursuant to investor equity commitments to the respective entities.

ITEM 4.  PURPOSE OF THE TRANSACTION

         Item 4 is hereby amended and supplemented as follows:

         Rights Offering.

         The Securities Purchase Agreement provides that the Issuer will consummate a rights offering in which it will distribute to securityholders of the Issuer as of a specified record date (to be determined in good faith by the Board of Directors) at no charge non-transferable rights (each a "Right") to participate in a $50 million offering of Common Stock (the "Rights Offering") for (i) each share of Common Stock outstanding as of such record date, (ii) each share of Common Stock into which 7.25% Participating Preferred Stock is convertible as of such record date and (iii) each share of Common Stock into which certain warrants and options are convertible or exercisable as of such record date (collectively, "Common Stock Equivalents").

         All stockholders receiving the Rights will be entitled to purchase their pro rata portion (based on the total number of Common Stock Equivalents participating in the Rights Offering) of the shares of Common Stock offered in the Rights Offering (the "Basic Subscription Privilege"). All rightholders who fully exercise their Basic Subscription Privilege will also have the right (the "Oversubscription Privilege") to acquire additional shares of Common Stock that are not

CUSIP No. 29255U104

purchased by other holders through the exercise of their Basic Subscription Privileges, pro-rata based on the number of shares such holder purchased in exercising its Basic Subscription Privilege.

         The Rights Offering is scheduled to remain open for twenty (20) business days. The Issuer currently plans to commence the Rights Offering as soon as practicable following effectiveness of the Registration Statement filed on July 1, 2002 in connection with the Rights Offering.

         Apollo Purchasers' Investment.

         Pursuant to the Securities Purchase Agreement, the Apollo Purchasers agreed, subject to various conditions precedent set forth in the Securities Purchase Agreement, including approval under the HSR Act, to purchase $35 million of Common Stock through the exercise of their Basic Subscription Privileges, their Oversubscription Privileges and, if necessary the Additional Purchase. To the extent that a sufficient number of shares of Common Stock is not available for purchase by the Apollo Purchasers at the expiration of the Rights Offering, the Apollo Purchasers have agreed to purchase, in lieu of such shares of Common Stock that are not available for purchase, shares of the Series C Participating Preferred Stock which are convertible into the number of shares of Common Stock not so available, at a purchase price of two (2) times the Subscription Price. The principal terms of the Common Stock and the Series C Participating Preferred Stock are identical except that the Series C Participating Preferred Stock has a $0.02 per share liquidation preference over the Common Stock, is entitled to two votes per share and is automatically convertible into two shares of Common Stock from time to time when sufficient shares of Common Stock become available for such conversion.

         Special Meeting of Stockholders.

         The Securities Purchase Agreement requires the Issuer to call a special meeting (the "Special Meeting") and submit to a vote of the stockholders of the Issuer proposals regarding (i) the issuance in the Rights Offering of the shares of Common Stock and Series C Participating Preferred Stock to the Apollo Purchasers and (ii) an amendment to the Issuer's certificate of incorporation in order to increase the number of the Company's authorized shares of Common Stock from 200,000,000 to 275,000,000.

         Apollo Purchasers Control Over Issuer.

         Depending on the final determination of the Subscription Price and the extent to which the stockholders (other than the Apollo Purchasers) participate in the Rights Offering, the Apollo Purchasers' purchase of shares of Common Stock in the Rights Offering (and, if necessary, the Additional Purchase) could have the effect of the Apollo Purchasers controlling a majority of the Issuer's voting power.

         The foregoing descriptions of the Securities Purchase Agreement do not purport to be complete and are subject to, and qualified in their entirety by reference to, the Securities Purchase Agreement and each of the other documents which have been filed as Exhibits to this

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CUSIP No. 29255U104

Schedule 13D and are incorporated herein by reference. Certain capitalized terms used herein shall have the meanings ascribed in the applicable agreement referenced herein.

         The Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Issuer's Board of Directors, to acquire additional shares of 7.25% Participating Preferred Stock, Series C Participating Preferred Stock or Common Stock or other securities of the Issuer from time to time or to sell or otherwise dispose of all or part of the 7.25% Participating Preferred Stock, Series C Participating Preferred Stock or Common Stock beneficially owned by them (or any shares of Common Stock into which such 7.25% Participating Preferred Stock and Series C Participating Preferred Stock are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions, including collateral arrangements, with financial institutions with respect to the securities described herein. To the extent such transactions materially affect the Reporting Persons' ownership of such securities, or in the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER

         Item 5 is hereby amended and restated as follows:

(a) The Reporting Persons' beneficial interest and voting power in the Issuer immediately following the consummation of the Rights Offering (including, if necessary, the Additional Purchase) may range from approximately 38% to approximately 57%, depending on the price which shares of Common Stock are offered in the Rights Offering and the extent to which other stockholders participate in the Rights Offering and before giving effect to any antidilution adjustment to the conversion ratio of the Reporting Persons' shares of 7.25% Participating Preferred Stock resulting from the purchases of Common Stock in the Rights Offering by stockholders other than the Reporting Persons.

         Information concerning the identity and background of such persons who share in the power to vote or to direct the vote or to dispose of or to direct the disposition of such Common Stock is as set forth in Appendix A to Item 2 and is incorporated herein by reference.

(b)  The responses set forth in Item 4 are incorporated herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 5     -  Securities Purchase Agreement dated as of June 27,
                          2002 between the Issuer and the Apollo Purchasers (incorporated by reference to Exhibit 99.9 to the Issuer's current report on Form 8-K filed with the SEC filed June 28, 2002, File No. 1-13565).

         Exhibit 6     -  Statement of Designation to the Series C Convertible
                          Participating Preferred Stock of the Issuer
                          (incorporated by reference to Exhibit B to Exhibit
                          99.9 of the Issuer's current report on Form 8-K filed with the SEC filed June 28, 2002, File No. 1-13565).

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CUSIP No. 29255U104



                                    SIGNATURE

              After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13D may be filed jointly in behalf of each of Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Apollo Management IV, L.P. and Apollo Advisors IV, L.P.

                             INVESTORS:

Date: July 2, 2002           APOLLO INVESTMENT FUND IV, L.P.

                             By: Apollo Advisors IV, L.P., its general partner

                             By: Apollo Capital Management IV, Inc., its general
                                 partner


                             By: /s/ Michael D. Weiner
                                 -------------------------------------
                                 Name: Michael D. Weiner
                                 Title: Vice President

Date: July 2, 2002           APOLLO OVERSEAS PARTNERS IV, L.P.

                             By: Apollo Advisors IV, L.P., its general partner

                             By: Apollo Capital Management IV, Inc., its general
                                 partner


                             By: /s/ Michael D. Weiner
                                 -------------------------------------
                                 Name: Michael D. Weiner
                                 Title: Vice President

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CUSIP No. 29255U104



Date: July 2, 2002                     APOLLO ADVISORS, IV, L.P.

                                       By: Apollo Capital Management IV, Inc.,
                                           its general partner



                                       By: /s/ Michael D. Weiner
                                           ---------------------------------
                                           Name:  Michael D. Weiner
                                           Title: Vice President

Date: July 2, 2002                     APOLLO MANAGEMENT IV, L.P.



                                       By: /s/ Michael D. Weiner
                                           ---------------------------------
                                           Name:  Michael D. Weiner
                                           Title: Vice President